08006196

SONIC HEALTHCARE LIMITED

082-35130

Exemption File Number ~~82-35730~~

SUPPL

SEC Mail Processing Section DEC 05 2008 Washington, DC

1 December 2008

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of November 2008, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

PROCESSED
DEC 1 2 2008
THOMSON REUTERS

Enclosures

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 98 555 444 • FACSIMILE (02) 9878 5066

TABLE OF CONTENTS
NOVEMBER 2008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	29 September 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd
Date of change	(1) 21 November 2008 – options acquired (2) 24 November 2008 – shares sold
No. of securities held prior to change	Direct 198,750 Sonic Healthcare Limited ordinary shares 2,300,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse)
Class	Ordinary shares / Options over ordinary shares in Sonic Healthcare Limited

Number acquired	875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan
Number disposed	70,000 ordinary shares in Sonic Healthcare Limited
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) For options acquired: Nil (as per shareholder resolution at 2008 AGM) (2) For shares sold: $13.2331 per share
No. of securities held after change	Direct 128,750 Sonic Healthcare Limited ordinary shares 2,300,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Issue of options under the Employee Option Plan as approved by shareholders at the 2008 AGM (2) Sale of shares on market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	29 September 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds ordinary shares in Sonic Healthcare Limited
Date of change	(1) 21 November 2008 – options acquired (2) 24 November 2008 – shares sold
No. of securities held prior to change	Direct 300,000 Sonic Healthcare Limited ordinary shares 4,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan Indirect 200,000 Sonic Healthcare Limited ordinary shares
Class	Ordinary shares / Options over ordinary shares in Sonic Healthcare Limited

Number acquired	1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan
Number disposed	200,000 ordinary shares in Sonic Healthcare Limited
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) For options acquired: Nil (as per shareholder resolution at 2008 AGM) (2) For shares sold: $13.2346 per share
No. of securities held after change	Direct 100,000 Sonic Healthcare Limited ordinary shares 4,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 200,000 Sonic Healthcare Limited ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Issue of options under the Employee Option Plan as approved by shareholders at the 2008 AGM (2) Sale of shares on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

25 November 2008

Company Announcements
Australian Securities Exchange
20 Bond Street
SYDNEY NSW 2000

RETIREMENT OF DIRECTOR

The Board of Sonic Healthcare Limited ("SHL") advises that Dr Hugh Scotton has elected to retire as a Director with effect from 31 December 2008.

The Company expresses its sincere thanks to Dr Scotton for his significant contribution to the Board. Dr Scotton joined the Board in 2001, following Sonic's acquisition of Pacific Medical Imaging of which Dr Scotton was Chairman at the time. He has brought broad medical diagnostic industry experience to the Board, including a deep understanding of the radiology sector in Australia, together with all-round directorial skills which have contributed to Sonic's considerable success over the period of his tenure as a director.

Dr Scotton will continue to work within the Sonic Healthcare Group as a radiologist and as Chairman of the Hunter Imaging Group.

Following Dr Scotton's retirement, Sonic's Board will comprise three independent and four executive directors, including one pathologist and one radiologist. Sonic's Nominations Committee aims to recruit at least one additional independent, non-executive director by 30 June 2009.

For further information regarding this announcement please contact:

Paul Alexander
Company Secretary
Sonic Healthcare Limited
Telephone: +61 2 9855 5404
Email: pjalex@ozemail.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,625,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: $12.98 Expiry date: 22 November 2013 (60 months after date of grant) Options are exercisable from 22 November 2011 (36 months after date of grant) up until the expiry date, subject to performance conditions

ME_78001411_2 (W2003)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The Options were issued under the Sonic Healthcare Limited Employee Option Plan to Sonic's Managing Director and Finance Director as the long term incentive components of their remuneration for the 2009, 2010 and 2011 financial years pursuant to shareholder approval received at the 2008 AGM
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	380,005,688	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
12,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
140,000	26.11.2009 @ $7.50
205,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16
500,000	25.05.2013 @ $13.30
200,000	31.05.2013 @ $13.65
1,540,000	22.08.2013 @ $7.50
2,625,000	22.11.2013 @ $12.98

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 November 2008
Company Secretary

Print name: ...Paul Alexander..

== == == == ==

ME_78001411_2 (W2003)

20 November 2008

Company Reports Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

ANNUAL GENERAL MEETING 2008

The Company's Annual General Meeting was held in Sydney on Thursday, 20 November 2008 at 10.00am. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, all resolutions were passed on a show of hands. Details of proxy voting were as follows:

ORDINARY BUSINESS

Resolution 1: Re-election of Mr Peter Campbell as a Director

	Proxy Results
Proxy result "FOR" the motion	208,818,750
Proxy result "AGAINST" the motion	2,830,482
Votes where the Proxy may vote at the Proxy's discretion*	1,259,802
"ABSTAIN"	3,961,716

Resolution 2: Re-election of Mr Lou Panaccio as a Director

	Proxy Results
Proxy result "FOR" the motion	212,566,716
Proxy result "AGAINST" the motion	2,832,422
Votes where the Proxy may vote at the Proxy's discretion*	1,259,464
"ABSTAIN"	212,148

Resolution 3: Re-election of Mr Chris Wilks as a Director

	Proxy Results
Proxy result "FOR" the motion	126,139,883
Proxy result "AGAINST" the motion	83,915,124
Votes where the Proxy may vote at the Proxy's discretion*	1,260,104
"ABSTAIN"	6,270,470

Resolution 4: Adoption of the Remuneration Report for the year ended 30 June 2008 (non-binding resolution)

	Proxy Results
Proxy result "FOR" the motion	171,799,363
Proxy result "AGAINST" the motion	34,538,539
Votes where the Proxy may vote at the Proxy's discretion*	1,267,142
"ABSTAIN"	9,265,706

SPECIAL BUSINESS

Resolution 5: Approval of the issue of shares to the underwriter of the DRP in relation to the 2008 final dividend

	Proxy Results
Proxy result "FOR" the motion	214,687,900
Proxy result "AGAINST" the motion	646,034
Votes where the Proxy may vote at the Proxy's discretion*	1,225,023
"ABSTAIN"	311,793

Resolution 6: Approval of the issue of securities under the Sonic Healthcare Limited Employee Option Plan as an exception to ASX Listing Rule 7.1

	Proxy Results
Proxy result "FOR" the motion	188,306,952
Proxy result "AGAINST" the motion	18,525,662
Votes where the Proxy may vote at the Proxy's discretion*	1,206,776
"ABSTAIN"	8,459,610

Resolution 7: Issue of 1,750,000 options to Dr Colin Goldschmidt, the Company's Chief Executive Officer and Managing Director, under the Sonic Healthcare Limited Employee Option Plan as the long term incentive component of his remuneration for the 2009, 2010 and 2011 financial years.

	Proxy Results
Proxy result "FOR" the motion	176,952,185
Proxy result "AGAINST" the motion	26,154,667
Votes where the Proxy may vote at the Proxy's discretion*	1,178,607
"ABSTAIN"	12,213,541

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE+61 2 9855 5444 • FACSIMILE +61 2 9878 5066

Resolution 8: Issue of 875,000 options to Mr Chris Wilks, the Company's Finance Director and Chief Financial Officer, under the Sonic Healthcare Limited Employee Option Plan as the long term incentive component of his remuneration for the 2009, 2010 and 2011 financial years.

	Proxy Results
Proxy result "FOR" the motion	176,943,203
Proxy result "AGAINST" the motion	26,163,631
Votes where the Proxy may vote at the Proxy's discretion*	1,180,370
"ABSTAIN"	12,211,778

*Including proxies held open in the name of the Chairman

For further information regarding this announcement, please contact:

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

SONIC HEALTHCARE

Annual General Meeting

20 November 2008

Colin Goldschmidt

CEO and Managing Director

FY 2008 Highlights

- Outstanding performance with record result
- Strong revenue, earnings and cash flow growth
- Guidance achieved despite currency headwind
- Synergy / margin expansion in USA and Germany
- Sonic well set for ongoing growth

2008 Financial Highlights

	Growth 2008 vs 2007
Revenue	26%
EBITA	17%
NPAT	24%
EPS	12%
Cash Generation	24%
Dividend (full-year)	13%

FY 2008 Guidance Delivered

	FY 2008 Guidance	FY 2008 Actuals	FY 2008 Constant currency basis*
Revenue growth	“20 – 25%”	26%	30%
Earnings per share growth	“>12%”	12.2%	14.7%

* FY 2008 actuals at FY 2007 currency exchange rates

FY 2009 Guidance

(Issued August 2008)

	FY 2009 Guidance
Revenue Growth	>15%
Earnings per share	>10%

Variables:

- Foreign exchange rates
- Interest rates
- Assumes underwritten DRP
- Excludes new acquisitions

Guidance Update FY 2009

- Sonic reaffirms original guidance on post-equity raising basis
  - Revenue growth >15%
  - EPS growth >10%
- Underlying global business remains robust
  - In local currency terms, global operations delivering to expectations
  - Volumes not impacted by global financial crisis
  - Medical diagnostic services recession resistant
  - Synergy activity on track
- Ongoing business focus
  - Organic and acquisitional growth
  - Synergy capture

Equity Raising

- Institutional placement of A$425 million
  - Conducted on 12 November, 2008
  - Raising 2.5X oversubscribed
  - Issue price of A$11.60 (~10.8% discount to previous closing price)
  - Issue of ~36.6 million shares
- Share Purchase Plan (SPP)
  - Eligible shareholders may subscribe for up to A$5,000
  - SHL shares offered at same price (A$11.60) as institutional placement
  - Record date – 17 November 2008
  - Offer closes 5.30 p.m. AEDT 12 December 2008
- Rationale
  - To fund synergistic acquisitions
  - To strengthen Sonic's balance sheet

Debt Update

- Recent restructure of Sonic's senior bank facilities
  - Majority of Sonic's debt drawn in US dollars and Euro
  - Facility limits now fixed in foreign currencies
  - Small Australian dollar limit for other currencies
- Net debt currently A$1,650 million
  - Debt held in foreign currencies, mainly USD and EUR
- Headroom of ~A$475 million available for acquisitions
- Extension of debt tranche expiring 15 March 2009
  - Completion expected before calendar year end
  - Expect to extend on market terms

Revenue FY 2008

	2008 (A$M)	2007 (A$M)	Growth (%)
Total Revenue	2,380	1,886	26%

- Total organic revenue growth (excluding acquisitions) >7%
- Australian pathology organic revenue growth ~8%
- US organic revenue growth >8%
- UK organic revenue growth >10%
- Germany and Switzerland organic revenue growth strong
- Negative impacts on revenue growth
  - New Zealand pathology revenue growth flat
  - Radiology revenue growth 2%
  - Foreign exchange rate movements reduced revenue by A$77 million

Acquisitions impacting FY'09 revenue

	FY 2007/8												FY 2008/9											
	J	A	S	O	N	D	J	F	M	A	M	J	J	A	S	O	N	D	J	F	M	A	M	J
Sunrise (USA)																								
Bioscientia (GER)																								
Labor-28 (GER)																								
GLP Medical (GER)																								
Clin Labs Hawaii (USA)																								
Gemini (IPN – AUS)																								
Others (small)																								

Revenue Mix

For full-year ended 30.6.08



5%
14%
81%
Pathology
Radiology
Primary care - IPN

Sonic Revenue Mix

For full-year ended 30.6.08



IPN
5%
Australian Pathology
34%
International Pathology
47%
Radiology
14%

Annual Revenue



A$M
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
2006
2007
2008

SONIC HEALTHCARE

Earnings per Share

EPS and EPS Growth



Cents per share
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Core EPS (cents)	8.0	9.5	11.8	16.7	21.7	27.5	33.3	37.8	43.4	48.9	58.6	65.5	73.5
EPS Growth (%)	14%	19%	24%	42%	30%	27%	21%	14%	15%	21%	20%	12%	12%

13 consecutive years of double-digit EPS growth

SONIC HEALTHCARE

Full-year dividend

14 Year History



Cents per Share
60
50
40
30
20
10
0

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Dividend (cents)	3	4	5	9	14	15	17	20	25	30	36	41	46	52

SONIC HEALTHCARE

Dividend

	2008	2007	Change
Interim Dividend	$0.20	$0.17	18%
Final Dividend	$0.32	$0.29	10%
Full Year Dividends	$0.52	$0.46	13%

- Dividend fully franked at 30%
- Record Date 12 September 2008
- Payment Date 9 October 2008
- Dividend Reinvestment Plan operated

Dividend Reinvestment Plan (DRP)

- DRP activated for the first time since 2004
- Complemented capital management strategy in light of recent and ongoing acquisitional growth
- Fully underwritten by Citi
- Total DRP raising ~$107 million
- Discount 2.5%
- Shareholder uptake ~40%
- Shares allotted on 9.10.08

Operational Summary



Australian Pathology
USA
Germany
NZ Pathology
UK
Switzerland
IPN
Radiology

Australian Pathology

- Revenue growth of ~8% in FY 2008
- Ongoing strong revenue growth in FY 2009 to date
- Douglass Hanly Moir Pathology (Sydney)
  - Successfully relocated to new laboratory November 2007
  - Successfully installed Sonic's Apollo IT system October 2008
- Australian Medicare reimbursement status
  - Pathology strategic review by government in progress
  - Pathology industry providing input into review
  - Current funding agreement ends 30 June 2009
  - No rebate adjustments until review completed

USA

- Sonic Healthcare USA performing strongly
- Organic growth (excluding acquisitions) >8%
- Synergy activity escalating
  - Internal mergers, centralisation, purchasing, IT, sales, marketing
  - Margin expansion of 190 basis points (H2 '08 vs H1 '08)
- Fee/pricing status
  - 4.5% increase to Medicare fees from 1 January '09
  - Stabilisation of private insurance fee rates
- Growth
  - Earnings and margin growth via organic growth and synergy capture
  - Acquisition opportunities ongoing

Germany

- Sonic Healthcare Germany
  - Schottdorf and Bioscientia organic revenue growth ~8%
  - Labor-28 (Berlin) – settled 1 July 2008
  - GLP Medical (Hamburg) – settled 1 September 2008
- Synergy benefits
  - >€10 million over 2-5 years (Schottdorf/Bioscientia) – 25% already locked in
  - Additional >€5 million over 2-3 years (Labor-28/GLP)
  - Focus on purchasing , couriers, equipment maintenance, vehicle leasing, laboratory rationalisation, inter-referrals, sales, marketing, IT, insurances
  - Cross border referrals from UK and Switzerland increasing
  - Sonic Germany margin expansion of >200 basis points (H2 '08 vs H1 '08)
- Management
  - Outstanding management team and pathologists
  - High levels of expertise and collaboration

Switzerland

- Strong result for FY 2008 year
  - Solid revenue/earnings growth, with margin expansion
  - Strong management team
- Acquisition of Lab. Prof. Krech
  - Completed 1 July 2008
  - A synergistic "bolt-on" acquisition
  - 2 small labs: Zurich lab closed, Kreuzlingen lab downsized
- Synergies
  - Prof. Krech lab fold-in benefits
  - Purchasing in tandem with Sonic Germany
  - Cross-border referrals to Sonic labs in Germany

UK

- Robust revenue and earnings growth
- Harley Street market growth strong
- NHS contracts
  - UCLH contract progressing well
  - Ealing contract operating well (commenced 1 July 2008)
  - Further outsourcing opportunities

New Zealand Pathology

- Revenue and earnings flat
- Outstanding laboratories, managers, pathologists
- Reimbursement structures forcing service contraction
- Auckland laboratory contract appeal process
  - Court of Appeal, Wellington, May 5-14 2008
  - Appellant – Lab Tests Auckland (Healthscope)
  - Respondents – Auckland District Health Boards, DML (Sonic) and Harbour Primary Health Organisation
  - Judgement in favour of Lab Tests, reinstating their contract
  - Final appeal to Supreme Court of New Zealand

Radiology

- Difficult market conditions persisted through FY 2008
  - Cost and competitive pressures
  - Medicare reimbursement rates flat for >10 years
- Sonic Imaging performance FY 2008
  - Revenue growth ~2%
  - EBITA margin compression of 1.6%
- Sonic Imaging trading update
  - Improving revenue and earnings FY 2009
  - Sonic's SKG (Perth) wins two new MRI licences
- Industry issues have stabilised
  - Cost pressures abating
  - Growth opportunities being pursued – new centres, contracts
  - Possible Medicare rebate increase

IPN – Acquisition of minority interests

- Sonic moved to 100% ownership of IPN on 30 September 2008
  - Acquisition of outstanding 28.53%
  - Achieved via Scheme of Arrangement
- Sonic paid 27 cents per share (~$75.6 million)
- IPN management to remain in place
- Sonic and IPN working together for mutual benefit

IPN Performance

- IPN continues to perform strongly
- Financial highlights
  - Revenue up 29% to A$123 million
  - EBITDA up 32% to A$19.9 million
  - Net profit up 27% to A$8.7 million
- Ongoing growth via recruitment and acquisition
  - GP numbers increased by 132 to 843 at year end
  - Gemini acquisition – scale and access to occupational health market
- IPN established as premium service provider to GPs
  - Clinical independence
  - High quality centres and GPs allow private billing

Future Growth

- European laboratory market
  - German synergies flowing
  - UK and Switzerland strong
  - Organic and acquisitional growth
- USA laboratory market
  - Synergies flowing
  - Organic and acquisitional growth
- Australian pathology market
  - Annual revenue >$800 million
  - Ongoing strong organic growth

The Sonic Difference

- Sonic culture embraced by staff and customers globally
  - Medical Leadership
  - Federation structure
  - Personalised service
  - Respect for our >20,000 people
- Sonic model underlies success to date
  - Strong, loyal and flexible leadership teams
  - Staff commitment
  - 13 years of double-digit EPS growth
  - High quality and service excellence
  - Outstanding reputation
- Future
  - Sonic model and culture will drive ongoing shareholder value

SONIC HEALTHCARE

Thank you

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,637,932
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.60 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To enhance Sonic's financial flexibility by providing headroom to pursue acquisitions and to further strengthen Sonic's balance sheet.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	380,005,688	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
12,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
140,000	26.11.2009 @ $7.50
205,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16
500,000	25.05.2013 @ $13.30
200,000	31.05.2013 @ $13.65
1,540,000	22.08.2013 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 November 2008
Company Secretary

Print name: ...Paul Alexander...

== == == == ==

SONIC HEALTHCARE LIMITED

19 November 2008

Company Announcements
Australian Securities Exchange
20 Bond Street
SYDNEY NSW 2000

SONIC HEALTHCARE $425 MILLION CAPITAL RAISING – SECTION 708A CLEANSING NOTICE

Sonic Healthcare Limited (**Sonic**) has today issued 36,637,932 fully paid ordinary shares in the capital of Sonic to investors who participated in a private placement undertaken by Sonic to raise $425 million in funds for its ongoing growth and to maintain a strong balance sheet (**Placement Shares**).

Sonic gives this notice under section 708A(5)(e) of the *Corporations Act 2001* (Cth) (**Corporations Act**) and accordingly, makes the following statements:

- Sonic issued the Placement Shares without disclosure to investors under Part 6D.2 of the Corporations Act.
- As at the date of this notice, Sonic has complied with:
    - the provisions of Chapter 2M of the Corporations Act as they apply to Sonic; and
    - section 674 of the Corporations Act.
- There is no excluded information (as defined in section 708A(7) of the Corporations Act) as at the date of this notice.

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

SONIC
HEALTHCARE
LIMITED

18 November 2008

Company Announcements Office
Australian Securities Exchange
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

Sonic Healthcare Limited – 2008 Share Purchase Plan

Sonic Healthcare Limited (**Sonic**) is pleased to announce an offer to existing shareholders to acquire further shares in Sonic under a share purchase plan (**SPP**). The SPP will provide shareholders eligible to participate in the SPP with the opportunity to purchase new shares at $11.60 per share, being the same issue price paid by institutional and sophisticated investors under the placement announced on 13 November 2008 (**Placement**), without incurring any brokerage or other transaction costs.

The offer under the SPP opens on 18 November 2008 and is expected to close at 5.30pm on 12 December 2008.

Details regarding this offer and the SPP are included in the attached documents - 'Letter to Shareholders', 'Terms and Conditions' and 'Application Form' - which have been provided to ASX in accordance with Listing Rule 3.17. These three documents will be sent to eligible shareholders shortly.

Sonic provides the following additional information about the proposed issue of shares under the SPP in accordance with Listing Rule 3.10.3:

• Class of securities to be issued	Ordinary shares in Sonic (**Shares**)
• Number of securities to be issued	The number of Shares to be issued is not known and depends on the applications received from eligible shareholders seeking to participate in the SPP. The maximum number of Shares that may be issued is estimated to be 10,142,292 (based on the maximum number of shares that may be acquired per eligible shareholder (i.e. 431 shares)) and the estimated number of eligible shareholders as at the close of business on 13 November 2008 (i.e. 23,532 shareholders).
• Principal terms of the securities to be issued	The Shares will rank equally with existing ordinary shares in Sonic.

• Issue price or consideration	The issue price is $11.60 per Share.
• Purpose of the issue	To provide eligible shareholders with an opportunity to invest in Shares at the same price as the price paid by institutional and sophisticated investors under the Placement, without brokerage or transaction costs. The additional capital raised under the SPP will be used to enhance Sonic's financial flexibility by providing headroom to pursue synergistic acquisitions and to further strengthen its balance sheet.
• Whether Sonic will seek shareholder approval	Sonic will not seek shareholder approval for the issue of Shares under the SPP.
• Whether the issue will be to a class of security holders	The issue will be to those existing shareholders who satisfy the eligibility criteria and other terms of the SPP.

An application for quotation of the Shares will be made to ASX at the relevant time.

For further information contact:

Paul Alexander
Company Secretary

Telephone: +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

NOT FOR RELEASE INTO THE UNITED STATES OR TO U.S. PERSONS

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (Securities Act) (U.S. Person)). The offer and sale of securities referred to in this announcement has not been, and will not be registered under the Securities Act or any securities laws of any state or other jurisdiction of the United States. Securities may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person absent registration or an exemption from the registration.

SONIC HEALTHCARE LIMITED

18 November 2008

Dear Shareholder,

Sonic Healthcare Limited (Sonic) – Share Purchase Plan

On 13 November 2008, Sonic Healthcare announced that it had successfully raised A$425 million by way of an institutional placement of 36,637,932 ordinary shares at A$11.60 per share to a range of institutional and sophisticated investors. This equity raising was an important part of Sonic's overall strategy to fund its ongoing growth and to maintain a strong balance sheet.

Sonic's Board recognises that numerous individual shareholders already on Sonic's register, many who have supported the company for some time, did not get the chance to participate in the placement. Accordingly, the Board is pleased to offer an opportunity to eligible existing shareholders to participate in a Share Purchase Plan (**SPP**) to acquire additional shares in Sonic at the same issue price as that paid by investors under the placement.

All shareholders on Sonic's register at 7.00pm (Sydney time) on Monday, 17 November 2008, with a registered address in Australia, New Zealand or the United Kingdom (and who meet the other criteria set out in the attached terms and conditions) are eligible to participate in the SPP.

Shares are offered under the SPP on the following key terms:

- The purchase price is A$11.60 per share;
- Eligible shareholders may apply for shares in parcels of 86, 172, 258, 344 or 431 shares up to a maximum purchase price of almost $5,000; (maximum parcel of 431 shares X $11.60 per share = $4999.60 maximum purchase price);
- Applications and full payment for shares **must** be received before the close of the offer at 5.30pm (Sydney time) on 12 December 2008;
- The shares will be purchased free of brokerage and other transaction costs.

The proceeds from the SPP will be used to enhance Sonic's financial flexibility by providing headroom to pursue synergistic acquisitions and to further strengthen Sonic's balance sheet.

Participation in the SPP is completely optional. The offer to acquire shares under the SPP is non-renounceable, meaning that your right to participate cannot be transferred to anyone else.

You should read carefully the Terms and Conditions of the SPP enclosed with this letter. If you are eligible, and wish to participate in the SPP, please complete and return the enclosed Application Form with a cheque, bank draft or money order, or alternatively, submit a BPAY® payment, for the relevant amount in accordance with the instructions on the form.

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE (02) 9855 5444 • FACSIMILE (02) 9878 5066

If you have any questions in relation to the SPP or about any of the enclosed documents, please contact:

Computershare Investor Services Pty Limited
Telephone: 1300 556 161
Facsimile: +61 8 8236 2305
Email: web.queries@computershare.com.au

On a personal note, I welcome your participation in the SPP and thank you for your continued support of our company.

Yours sincerely

Dr Colin Goldschmidt

CEO and Managing Director
Sonic Healthcare

NOT FOR RELEASE INTO THE UNITED STATES OR TO U.S. PERSONS

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (Securities Act) (U.S. Person)). The offer and sale of securities referred to in this announcement has not been, and will not be registered under the Securities Act or any securities laws of any state or other jurisdiction of the United States. Securities may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person absent registration or an exemption from the registration.

SONIC HEALTHCARE LIMITED

SHARE PURCHASE PLAN

TERMS AND CONDITIONS

NOVEMBER 2008

PART 1 – THE OFFER

Sonic Healthcare Limited (**Sonic**) offers eligible shareholders the ability to acquire between 86 and 431 ordinary shares in Sonic (**Shares**) at A$11.60 per Share under the Sonic Healthcare Limited Share Purchase Plan (**SPP**) (**Offer**).

If you are eligible to purchase Shares, you may purchase a minimum of 86 Shares for a consideration of A$997.60 or a maximum of 431 Shares for a consideration of A$4,999.60 (**Maximum**) or any of the other increments set out in the Application Form, namely 172 Shares, 258 Shares or 344 Shares, for the consideration stated in the Application Form.

Please carefully read the Terms and Conditions relating to the Offer, as you will be bound by them.

PART 2 – THE TERMS AND CONDITIONS OF THIS OFFER

1. **Opening and Closing Date of the Offer**
The Offer opens on **18 November 2008.** The Offer closes at **5.30pm** (Sydney time) on **12 December 2008. No late applications will be accepted.**

2. **Who is Eligible?**
You are eligible to apply for Shares if you are a shareholder of Sonic and:
   - your registered address as recorded in Sonic's register of members is in Australia, New Zealand or the United Kingdom;
   - you are registered as a holder of ordinary shares in Sonic as at 7.00pm (Sydney time) on **17 November 2008**;
   - you are not a 'US person' (as defined in Regulation S under the U.S. Securities Act of 1933) (**US Person**) or acting for the account or benefit of a U.S. Person; and
   - you do not hold Shares on behalf of another person who resides outside Australia, New Zealand or the United Kingdom (unless you also hold Shares in another eligible capacity)

   (an **Eligible Shareholder**).

The Offer to each Eligible Shareholder is made on the same terms and conditions. The Offer is non-renounceable (i.e. you may not transfer your right to buy the Shares to anyone else).

Single Holders
If you are the only registered holder of a holding of Shares, but you receive more than one Offer under the SPP (e.g. because you have multiple registered holdings), you may only apply for one parcel of Shares up to the Maximum.

Joint Holders
If you are registered with one or more other persons as the joint holders of a holding of Shares, that joint holding is taken to be a single registered holding and the certification given when you apply to participate in this Offer will be taken to have been given by all joint holders. If the same joint holders receive more than one Offer under the SPP (e.g. if the joint holders have multiple joint holdings), the joint holders may only apply for one parcel of Shares up to the Maximum.

Trustees and Nominees
Where a trustee or nominee is a registered holder of Shares and is expressly noted on Sonic's share register as holding Shares on account of another named person (a **beneficiary**), the named beneficiary will be taken to be the registered holder of those Shares and the trustee or nominee may apply for one parcel of Shares up to the Maximum in respect of each named beneficiary on whose account it holds Shares. An application for Shares or certification by, or an issue of Shares to, the trustee or nominee will be taken to be an application or certification by, or an issue to, the beneficiary.

Where a trustee or nominee is a registered holder of Shares but is not expressly noted on the register as holding Shares on account of a named beneficiary, the trustee or nominee may only participate as a single registered holder of Shares.

A trustee or nominee holding Shares for the benefit of a U.S. Person may not apply for Shares under this Offer for such U.S. Person.

3. **Purchase Price**
The purchase price for each Share under the Offer is A$11.60 (**Purchase Price**), being:

- the same as the price per Share paid by institutional investors under the placement recently conducted by Sonic; and
- less than the market price of Shares during the 5 trading days ending on 17 November 2008.

4. **Rights Attaching to Shares**
The Shares allotted under the SPP will rank equally with all other Shares (including in respect of dividend and voting rights) quoted on the Australian Securities Exchange (**ASX**). Sonic will apply for the Shares allotted under the SPP to be quoted on ASX.

5. **Application for Shares**
If you are an Eligible Shareholder, you can only apply for Shares under this Offer by electing, and making payment under, **one** of the following options:

Offer	Number of Shares	Amount Payable
Offer A	86	A$997.60
Offer B	172	A$1,995.20
Offer C	258	A$2,992.80
Offer D	344	A$3,990.40
Offer E	431	A$4,999.60

Applications may be made by either:

- completing the Application Form and making payment by one of the methods described in paragraph 8 below; or
- submitting a BPAY® payment, for the amount payable in respect of the number of Shares which you have applied for.

®Registered to BPAY Pty Ltd ABN 69 079 137518

6. **Participation Costs**
The only cost to you in relation to the Offer will be the Purchase Price payable for the number of Shares you wish to acquire. Under the Offer, you do not have to pay for brokerage, commission or other transaction costs.

7. **Allotment of Shares**
The Shares to be issued under this Offer will be allotted on 19 December 2008 or as soon as possible after that date. Computershare Investor Services Pty Limited will send allottees a holding statement in due course.

8. **Payment for Shares**
All amounts in this Offer are expressed in Australian dollars. If you would like to participate in the SPP, you must pay for the Shares by:

- making a payment through BPAY®; or
- providing a cheque, bank draft or money order payable to Sonic Healthcare Limited,

in accordance with the instructions on the Application Form.

9. **Important Information on Price Risk to Consider**
The Purchase Price for each Share under the Offer is A$11.60, which is the same as the price per Share paid by institutional investors under the placement recently conducted by Sonic and less than the market price of Shares during the five trading days ending on 17 November 2008.

Before deciding whether or not to apply for Shares under this Offer, you should refer to the current market price of Sonic shares which can be obtained from the financial pages of major metropolitan and national newspapers, your stockbroker, or the ASX (www.asx.com.au). However, it is important to remember that the current market price of Sonic shares may rise or fall between the date of this Offer and the date on which Shares are issued to you under this Offer.

10. **Effect of Making an Application**
If you apply to participate in this Offer by submitting a BPAY® payment or completing and returning the Application Form (with a cheque, bank draft or money order):

- you confirm that you are an Eligible Shareholder;
- you give a certification to the effect that you have not applied for Shares with an aggregate application price of more than $5,000 under this Offer and/or under any similar arrangement in the 12 months prior to your application, even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP;
- you agree that your application is made on the terms and conditions of the SPP set out in this document and the Application Form;
- you accept that you will not be able to withdraw or revoke your application or BPAY® payment once you have sent it in (or paid it, as the case may be);
- you authorise Sonic (and its officers and agents) to correct any error or omission in your Application Form by the insertion of any missing details;
- you acknowledge that Sonic may at any time determine that your Application Form is valid, in accordance with these terms and conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;
- you accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on Sonic's register;
- you are responsible for any dishonour fees or other costs Sonic may incur in presenting a cheque for payment which is dishonoured;
- you acknowledge that Sonic is not liable for any exercise of its discretions referred to in these terms and conditions; and
- you irrevocably and unconditionally agree to the terms and conditions set out in this document.

11. **Sonic's Discretion Regarding Applications**
Sonic may accept or reject applications to purchase Shares under this Offer, including (but not limited to) cases where:

- an Application Form is incorrectly completed, incomplete or otherwise determined by Sonic to be invalid;

- a cheque, bank draft or money order is dishonoured or has not been completed correctly;
- a cheque, bank draft or money order is not made out for the exact amount of the parcel of Shares selected on the Application Form;
- a BPAY® payment is not received, or is incomplete or invalid;
- an applicant appears to be applying for more than A$4,999.60 of Shares (in aggregate) at the Purchase Price;
- an Application Form is received after the closing date. While Sonic has a discretion to accept late BPAY® payments, Application Forms and cheques, bank drafts or money orders, there is no assurance that it will do so. Late BPAY® payments, Application Forms and cheques, bank drafts or money orders, if not processed, will be returned to you at your registered address or refunded; or
- Sonic believes an applicant is not an Eligible Shareholder (subject to compliance with any applicable Australian Securities and Investments Commission or ASX requirements).

Sonic also reserves the right to allot fewer Shares than an Eligible Shareholder applies for under the SPP, or no Shares, if Sonic believes the issue of those Shares to the applicant would contravene any law or the ASX Listing Rules.

No interest will be paid on any application money returned to you.

12. Change of Offer

Sonic may withdraw the Offer, or change, suspend or terminate the SPP, at any time. If Sonic does this, it will advise ASX. The omission to give notice of changes to, or suspension or termination of, the SPP or the non-receipt of notice will not invalidate the change, suspension or termination.

Where there is any uncertainty as to the operation of the SPP or the terms and conditions of this Offer, Sonic may make determinations about the operation of the SPP, and may do so in each case generally or in relation to any participant or application. Any change or determination that is made by Sonic will be conclusive and binding on all Eligible Shareholders and other persons to whom the change or determination relates.

13. Dispute resolution

Sonic may settle any dispute in relation to the SPP in any manner it thinks fit, whether generally or in relation to any participant, application or Share. Sonic's decision will be conclusive and binding.

14. Governing law

These terms and conditions are governed by the laws in force in New South Wales.

If you have any questions regarding the SPP, please contact Computershare Investor Services Pty Limited on 1300 556 161.

SONIC HEALTHCARE LIMITED

IMPORTANT NOTICE:

If you apply to participate in this Offer, you are accepting the risk that the market price of Sonic shares may change between the date of this Offer and the date when Shares are issued to you under this Offer. This means that the price you pay per Share under this Offer may be greater or less than the price you would pay to buy Sonic shares on-market when the Shares are issued to you under this Offer.

You should consider obtaining professional financial andlor taxation advice to assist you in determining whether or not, and the extent to which, you wish to participate in this Offer (taking into account your own financial situation, needs and objectives). Sonic and its officers make no recommendation about whether or not you should apply for Shares under this Offer, and nothing in this or the accompanying documentation constitutes investment or financial product advice or is intended to influence your decision whether or not to participate in this Offer.

Sonic reserves the right to waive strict compliance with any provision of these Terms and Conditions. The powers of Sonic under these Terms and Conditions may be exercised by the directors of Sonic or any delegate of them.

This and the accompanying documentation does not constitute an offer of securities for sale in the United States or to U.S. Persons and may not, directly or indirectly, be sent or disseminated in the United States or to any U.S. Person in any place. The Shares to be issued under this Offer have not been and will not be registered under the U.S. Securities Act of 1933 or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to, or for the account or benefit of, any U.S. Person except in compliance with the registration requirements of the U.S. Securities Act of 1933 and any other applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933 and applicable state securities laws.

SONIC HEALTHCARE LIMITED

ABN 24 004 196 909

Computershare
Computershare Investor Services Pty Limited
GPO Box 2987 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
web.queries@computershare.com.au
www.computershare.com

000001
000

SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Entitlement Number:	
Record Date:	7.00pm (Sydney time) 17 November 2008
Offer Closes:	5.30pm (Sydney time) 12 December 2008
Price per Security:	A$11.60

SHARE PURCHASE PLAN APPLICATION FORM

IMPORTANT:

This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form, please consult a professional adviser.

Pursuant to the terms and conditions of the Sonic Healthcare Limited Share Purchase Plan (SPP) accompanying the letter to Sonic Healthcare Limited (Sonic) shareholders dated 18 November 2008, Sonic is offering eligible shareholders the opportunity to purchase a minimum of 86 fully paid ordinary shares in Sonic (Shares) for A$997.60 or a maximum of 431 Shares for A$4,999.60 (or any of the other parcels of Shares specified below for the amount specified).

If you do not wish to purchase shares under this offer there is no need to take action.

By submitting this Application Slip (with a cheque, bank draft or money order payable to Sonic Healthcare Limited) or by making your payment though BPAY®, you:

- confirm that you acknowledge and agree to all of the terms and conditions of the SPP set out in the documentation enclosed with this form;
- certify that you are an eligible shareholder as defined in the terms and conditions of the SPP;
- certify that the aggregate of the application price paid by you for (i) Shares the subject of your application; and (ii) any other Shares applied for by you under the SPP or any similar arrangement in the 12 months prior to your application, does not exceed A$5,000;
- irrevocably apply to subscribe for the number of Shares that may be issued in consideration of your payment under the terms and conditions of the SPP; and
- authorise Sonic to register you as the holder(s) of the Shares issued to you in consideration of your payment and agree to be bound by the constitution of Sonic.

METHOD OF ACCEPTANCE

You can apply for Shares and make your payment utilising one of the payment options detailed overleaf.
Sonic may make determinations in any manner it thinks fit, in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant or application. Any determinations by Sonic will be conclusive and binding on all eligible shareholders and other persons to whom the determination relates. Sonic reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time. Any such amendment, variation, suspension or termination will be binding on all eligible shareholders even where Sonic does not notify you of that event.

This offer is Non-Renounceable - no Signature is required. Applications can only be accepted in the name printed on this form

®Registered to BPAY Pty Ltd ABN 69 079 137 518

024267_V2

Paperclip cheque(s) here. Do not staple.

SONIC HEALTHCARE LIMITED
ABN 24 004 196 909

Please see overleaf for Payment Options

B PAY

Biller Code: 554774
Ref No: 1234123412341234123412

I/We wish to purchase:

☐ 86 Shares or A$997.60 **or** ☐ 172 Shares for A$1,995.20 **or** ☐ 258 Shares or A$2,992.80 **or** ☐ 344 Shares or A$3,990.40 **or** ☐ 431 Shares or A$4,999.60

* These share amounts may be subject to scale-back in accordance with the terms of the SPP.

Payment Details

Drawer	Cheque number	BSB number	Account number	Cheque amount
				A$

Make your cheque or bank draft payable to Sonic Healthcare Limited

Contact Details

Please provide your contact details in case we need to speak to you about this slip

Name of contact person	Contact person's daytime telephone number
	( )

How to apply for shares under the Share Purchase Plan

Payment Details

You can apply for shares by making your payment through BPAY®. There is no requirement to return this slip if you are paying through BPAY®.

Alternatively, make your cheque, bank draft or money order payable to Sonic Healthcare Limited in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian branch of a financial institution. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected. Complete cheque details in the boxes provided.

If paying by cheque, return the Application Slip and cheque, bank draft or money order in the envelope provided.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Paperclip (do not staple) your cheque(s) to the Share Purchase Plan Application Slip where indicated. Cash will not be accepted. A receipt for payment will not be forwarded.

Contact Details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

Lodgement of Application

If you are applying for shares and your payment is being made by BPAY®, you do not need to return this form. Your payment must be received by no later than 5.30pm (Sydney time) on 12 December 2008. It is the responsibility of the applicant to ensure that funds submitted through BPAY® are received by this time. You must check the processing cut-off time for BPAY® transactions with your bank, credit union or building society as it may be earlier that 5.30pm (Sydney time) on 12 December 2008.

If you are paying by cheque, bank draft or money order, your Application Slip must be received at the Adelaide office of Computershare Investor Services Pty Limited (CIS) by no later than 5.30pm (Sydney time) on 12 December 2008. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP. A reply paid envelope is enclosed for shareholders in Australia. New Zealand and United Kingdom holders will need to affix the appropriate postage. Return your Application Slip with cheque, bank draft or money order to either of the addresses listed below.

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of shareholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning this form or your entitlement, please contact CIS on 1300 556 161.

This form may not be used to notify your change of address. For information, please contact CIS on 1300 556 161 or visit www.computershare.com (certificated/issuer sponsored holders only).

CHESS holders must contact their Controlling Participant to notify a change of address

024267_V2

Payment Options:

B PAY

Biller Code: 554774	
Ref No:	1234123412341234l2

Telephone & Internet Banking – BPAY®

Call your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

By making your payment through BPAY®, you give and make the confirmation, certifications, application and authorisation set out overleaf in the section headed 'IMPORTANT'. Please read that section carefully.

By Mail
Sonic Healthcare Limited
Computershare Investor Services Pty Limited
GPO Box 2987
Adelaide South Australia 5001
Australia

In Person
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide South Australia 5000
Australia

Entitlement Number: <xxxxxxxxxx>

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

SONIC HEALTHCARE LIMITED

13 November 2008

A$425 MILLION EQUITY RAISING

Sonic Healthcare Limited ("Sonic") is pleased to announce that it has successfully undertaken a placement of ordinary shares to raise A$425 million.

The placement size was increased from an initial size of A$350 million after receiving strong demand from a range of institutional and sophisticated investors, both domestic and international.

Sonic's CEO & Managing Director, Dr Colin Goldschmidt, said: "We are pleased with the support from existing shareholders and welcome new shareholders on to the register. Sonic's operations remain robust and we are pleased to re-affirm our guidance of at least 10% earnings per share growth for the 2009 financial year, even after this capital raising. The proceeds will be used to enhance Sonic's growth and financial flexibility by providing headroom to pursue synergistic acquisitions and to further strengthen our balance sheet."

The institutional private placement, by way of a book build, will result in the issue of approximately 36.6 million ordinary shares at A$11.60 per share.

Settlement is scheduled to take place on Tuesday, 18 November 2008. The placement shares are expected to be allotted and become quoted on ASX on Wednesday, 19 November 2008 and will rank equally with all existing shares in Sonic.

Sonic intends to offer its existing shareholders the opportunity to participate in a non-underwritten share purchase plan (SPP) at the institutional placement price, being A$11.60 per share. The SPP will provide eligible ordinary shareholders on the register at 7.00pm (AEDT) on Monday, 17 November 2008 with the opportunity to subscribe for up to $5,000 worth of Sonic shares, without incurring brokerage or other transaction costs. Further details of the SPP will be provided to eligible shareholders in due course.

For further information regarding this announcement please contact:

Dr Colin Goldschmidt
CEO & Managing Director
Sonic Healthcare Limited
Telephone: +61 2 9855 5404
Email: colgold@msn.com.au

Paul Alexander
Company Secretary
Sonic Healthcare Limited
Telephone: +61 2 9855 5404
Email: pjalex@ozemail.com.au

NOT FOR RELEASE INTO THE UNITED STATES OR TO U.S. PERSONS

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (Securities Act) (U.S. Person)). The offer and sale of securities referred to in this announcement has not been, and will not be registered under the Securities Act or any securities laws of any state or other jurisdiction of the United States. Securities may not be offered of sold in the United States or to, or for the account or benefit of, any U.S. Person absent registration or an exemption from the registration.

SONIC HEALTHCARE LIMITED

13 November 2008

Company Announcements
Australian Securities Exchange
20 Bond Street
SYDNEY NSW 2000

SONIC HEALTHCARE LIMITED – LISTING RULE 3.10.3 NOTICE IN CONNECTION WITH INSTITUTIONAL PLACEMENT

Sonic Healthcare Limited (Sonic) provides the following information (in accordance with Listing Rule 3.10.3) in relation to the placement it announced today:

• Class of securities to be issued	Ordinary shares in Sonic (Shares)
• Number of securities to be issued	36,637,932 Shares.
• Principal terms of the securities to be issued	The Shares will rank equally with existing ordinary shares in Sonic.
• Issue price or consideration	The issue price of A$11.60 per Share. The total consideration that will be raised on issue of the Shares is ~A$425 million.
• Purpose of the issue	To raise additional capital to enhance Sonic's financial flexibility, to allow it to pursue acquisitions and to provide balance sheet strength.
• Whether Sonic will seek shareholder approval	Sonic will not seek shareholder approval for the issue of Shares under the placement.
• Whether the issue will be to a class of security holders	The issue was made only to sophisticated and professional investors, and to eligible international institutional investors.

An application for quotation of the Shares will be made to ASX at the relevant time.

Paul Alexander
Company Secretary
Telephone: +61 2 9855 5404
Email: pjalex@ozemail.com.au

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (Securities Act) (U.S. Person)). The offer and sale of securities referred to in this announcement has not been, and will not be registered under the Securities Act or any securities laws of any state or other jurisdiction of the United States. Securities may not be offered of sold in the United States or to, or for the account or benefit of, any U.S. Person absent registration or an exemption from the registration.

SONIC
HEALTHCARE
LIMITED

12 November 2008

BY EMAIL: stephanie.yong@asx.com.au

Ms Stephanie Yong
ASX Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

Dear Ms Yong,

REQUEST FOR TRADING HALT

Sonic Healthcare Limited (ASX Code: SHL) (**Sonic**) requests a trading halt under Listing Rule 17.1, commencing prior to 10.00am on 12 November 2008 (today).

Sonic is seeking a trading halt pending the announcement of full details of a proposed placement of ordinary shares in the capital of Sonic to eligible 'professional' and 'sophisticated' investors within the meaning of the *Corporations Act 2001* (Cth) and eligible international investors. Details of the placement are to be determined via the conduct of a variable price bookbuild (**Bookbuild**). A trading halt is required to assist Sonic to manage its continuous disclosure obligations under Listing Rule 3.1 in light of the conduct of the Bookbuild, to enable the Bookbuild to be conducted in an orderly manner and to ensure that the conduct of the Bookbuild does not create an uncertain or uninformed market for trading in Sonic shares (particularly given recent market volatility).

Sonic would like the trading halt to last until the earlier of an announcement being made by Sonic to ASX regarding the outcome of the Bookbuild or the opening of trade at 10.00am on 14 November 2008 (but in any event not beyond the time prescribed in the ASX Market Rules).

Sonic is not aware of any reason why the trading halt should not be granted by ASX.

Yours sincerely
SONIC HEALTHCARE LIMITED

Paul Alexander
Company Secretary

SONIC HEALTHCARE

Market Update and Capital Raising

12 November, 2008

Dr Colin Goldschmidt

CEO and Managing Director

Sonic Healthcare

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS

Important Notice and Disclaimer

All information contained in this document (the "Information") is confidential and provided to you solely for your own information in connection with a proposed placement ("Offer") of shares in Sonic Healthcare Limited ("Sonic"). This document is provided to you on the condition that you will hold the Information in strict confidence and keep it secret, and not reproduce, disclose or distribute the Information to any third party in whole or in part without the prior written consent of Sonic. If you are not the intended recipient of the Information, please notify Sonic immediately and destroy all copies of this document, whether held in electronic or printed form or otherwise.

The Information is being provided to you as, and by receiving this document you represent and warrant that you are:(a) if you are in Australia, a professional investor or sophisticated investor (as those terms are defined in s708 of the Corporations Act 2001 (Cwlth) (the "Corporations Act")); or (b) if you are outside Australia, a person to whom an invitation or offer to subscribe for shares in Sonic and any issue of such shares is permitted by the laws of the jurisdiction in which you are situated without the need for any registration, lodgment or other formality.

Despite anything stated in this notice or elsewhere in the Information, none of the Information (whether considered separately or together) constitutes an offer, invitation, solicitation, advice or recommendation with respect to the issue, purchase or sale of any shares in Sonic. The Information does not purport to contain all the information that the recipient may require to evaluate a possible acquisition of shares in Sonic and does not take into account the investment objectives, financial situation or needs of any particular investor. The recipient should conduct its own independent review, investigation and analysis of Sonic and obtain any professional advice they require to evaluate the merits and risks of an investment in Sonic, before making any investment decision based on their investment objectives.

Certain statements contained in this presentation may constitute statements about future matters and forward-looking statements. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Sonic's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither Sonic, nor any other person, gives any representation, warranty, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. In particular, such forward-looking statements are, by their nature, subject to significant uncertainties and contingencies, many of which are outside the control of Sonic.

This document has been prepared by Sonic based on information available to it. All Information in this document is believed to be reliable but none of Sonic, its related bodies corporate (as defined in the Corporations Act), nor any of their respective directors, officers, employees, advisers or representatives (together, the "Beneficiaries") make any representation or warranty, express or implied, as to the fairness, accuracy, completeness or correctness of the Information (including the accuracy, likelihood of achievement or reasonableness of any forecast returns, yields, future income or other statements in relation to future matters). Nothing contained in this document is, or shall be relied upon, as a promise or representation by Sonic or any other Beneficiary, whether as to the past, present or future.

To the maximum extent permitted by law, the Beneficiaries shall have no liability whatsoever for any loss or liability of any kind arising in respect of the information contained, or not being contained, in this document.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States, or to any "U.S. persons" (as defined in Regulation S under the US Securities Act of 1933 (the "Securities Act")) ("US Person"). Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration therefrom. No action has been taken to register securities of Sonic or otherwise permit a public offering of the securities in any jurisdiction. The securities to be offered and sold in the Offer have not been and will not be registered under the Securities Actor the securities laws of any state or other jurisdiction in the United States.

The distribution of this document outside Australia may be restricted by law. In particular, this document or any copy of it must not be taken into or distributed in the United States or distributed to any US Person. Persons who come into possession of this document should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

By receiving this document, you agree to the foregoing restrictions.

Capital Raising

- Institutional placement of ~A$350 million
- Capital raising to enhance Sonic's financial flexibility
  - Headroom to pursue acquisitions
  - Strengthen balance sheet
- With additional financial capacity, Sonic will be in a strong position to pursue a range of accretive acquisition opportunities
  - Less competitive tension for assets
  - Target valuation multiples are currently attractive

Guidance Update

- Underlying business remains robust
- In local currency terms, operations globally delivering in line with expectations
- Sonic re-affirms guidance on a post capital raising basis

	FY2009 Guidance
Revenue Growth	>15%
EPS Growth	>10%

- Sonic continues to focus on its organic and acquisition growth strategy
- Recent acquisitions performing in-line with expectations and synergies being achieved

Debt Update

- Recently restructured A$1.91 billion facilities into USD and EUR limits
  - Facility limits now fixed in foreign currencies
  - Small AUD limit for other currencies
- Headroom post-capital raising of ~A$400 million available for acquisitions
  - Current headroom (pre-capital raising) of ~A$200 million
  - ~A$140 million of proceeds to be used to amortise debt
- Extension of debt tranche expiring 15 March 2009 in progress
  - Completion expected before calendar year end
  - Expect to extend on market terms

Offer Structure

- Institutional placement of ~A$350 million
- Price to be determined via bookbuild
- Issue of ordinary shares
- New shares entitled to 2009 interim dividend
- Share Purchase Plan
  - Eligible retail shareholders entitled to subscribe for up to A$5,000 per holder
  - Shares will be issued at placement price
  - Amount to be raised under SPP will not be scaled back or capped

Placement

- Bookbuild structure
  - Pricing range from A$11.40 to A$12.20
  - Bids in 10c increments
- Discount based as at market close on 11 November 2008
  - 12.3% to 6.2% to the last close (A$13.00)
  - 15.4% to 9.4% to the 5 day VWAP (A$13.47)
  - 15.8% to 9.9% to the 10 day VWAP (A$13.54)
  - 16.0% to 10.1% to the 1 month VWAP (A$13.57)

Selling Restrictions

Australia

- To "Sophisticated" and "Professional Investors" as defined in the Corporations Act 2001

United States

- In the United States or to "U.S. persons" (as defined in under Rule 902(k) the U.S. Securities Act of 1933, as amended ("Securities Act") ("US Persons")) or persons acting for account or benefit of US Persons that are QIBs as defined under Rule 144A of the U.S. Securities Act of 1933, in reliance on Rule 144A thereunder
- To Eligible U.S. Fund Managers, being dealers or other professional fiduciaries organized, incorporated or (if an individual) resident in the United States that are acting for an account (other than an estate or trust) held for the benefit or account of persons that are not U.S. Persons for which it has sole investment discretion, within the meaning of Rule 902(k)(2)(i) of Regulation S under the Securities Act, in compliance with Regulation S of the Securities Act

Outside the United States

- Solely to institutions who are not resident in the United States and are not US Persons and are not acting for the account or benefit of US Persons, in each case in "offshore transactions" in compliance with Regulation S of the U.S. Securities Act of 1933

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,599
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$13.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to contract of employment.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	343,367,756	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
12,000	19.12.2008 @ $7.57
3,000,000	31.08.2009 @ $6.75
140,000	26.11.2009 @ $7.50
205,000	23.07.2009 @ $9.56
10,000	23.07.2009 @ $9.51
1,540,000	22.08.2010 @ $7.50
40,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,200,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
500,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16
500,000	25.05.2013 @ $13.30
200,000	31.05.2013 @ $13.65
1,540,000	22.08.2013 @ $7.50

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 November 2008
Company Secretary

Print name: ...Paul Alexander..

== == == == ==

Australian Securities &

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
18838388

Lodgement details

Who should ASIC contact if there is a query about this form?

Name

ASIC registered agent number (if applicable)

Telephone number
02 9855 5334

Postal address
14 Giffnock Avenue, Macquarie park NSW 2113

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Paul Alexander

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 9 / 1 1 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	36,637,932	$11.60	$0.00
ORD	8,599	$13.10	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

0 8 / 1 1 / 0 8
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

END